Exhibit 10.2

August 21, 2007

VIA HAND DELIVERY

Mr. Earl C. Shanks

Re: Employment Offer

Dear Earl:

This letter describes the terms and conditions of your continued employment with Convergys Corporation. The terms of this Employment Offer will remain in effect from the date of execution through and including December 31, 2008, subject to early termination as described in paragraphs 7, 8 and 9.

1.	You will remain with Convergys Corporation as Chief Financial Officer, reporting to the Chief Executive Officer. This is a full-time position with duties assigned by the CEO commensurate with the role.

2.	Your base salary will be a minimum of $40,416.66 per month, which equates to $485,000 on an annualized basis.

3.	You will participate in the Convergys annual incentive plan. Your current annual incentive target is $375,000 at 100% goal attainment.

4.	You will participate in the Convergys long term incentive plan. Your current annual long term incentive award target is valued at $1,100,000 and the awards are subject to the terms of the LTIP and the applicable award agreements.

5.	You will participate in the current benefit Plans commensurate with your G-Level position, subject to change or elimination in accordance with the terms of the Plans or, where there is no Plan, by action of the CEO, the Compensation and Benefits Committee of the Board of Directors, or the Board of Directors.

6.	You will participate in the Convergys Supplemental Executive Retirement Plan (“SERP”). For purposes of calculating your accrued benefit under the SERP, you will be credited with one year of additional service for every actual year of service you complete up to a maximum of 25 years of service. The expiration of the terms of this Employment Offer will not affect your right to additional service credit under the SERP as described in this paragraph 6.

7.

Your employment with Convergys may be terminated by you or Convergys, with or without cause. Upon termination of your employment, the terms of this Employment Offer will automatically terminate. If Convergys terminates your employment without

Convergys Corporation

Confidential and Proprietary

cause other than as described in paragraph 8, Convergys will provide you with severance and benefits as follows: lump sum payment equal to 24 months’ base salary plus target annual incentive; 24 months’ continuation of medical, dental, vision, and life insurance coverage at the same level and cost applicable to active employees; eligibility for post-retirement benefits to the extent that you would have been eligible for such benefits if employment had continued for an additional 24 months and 24 months of additional service credit under each non-qualified pension plan in which you participate; ability for 24 months following the termination date, to retain and exercise stock options that had vested or will vest before that date (provided that no exercises will be permitted after the expiration of the original ten year term of a stock option); restrictions on restricted stock that would have lapsed within 24 months of termination will lapse; an amount equal to any forfeitable benefits under a pension or 401(k) plan that would have vested prior to 24 months following the termination date; and an amount equal to the present value of the additional vested benefits that would have accrued (at the salary and annual incentive targets existing at termination) under any qualified pension plan had you remained employed for 24 months following the termination date.

Eligibility for such severance and benefits will require your execution of a comprehensive Severance Agreement and Release of All Claims prepared by Convergys. All severance and benefits will be subject to applicable tax withholding and reporting.

Such severance and benefits will not be offered where termination is for “cause,” is initiated by you, or results from your death or other situation rendering you unable to perform essential duties of your position. Convergys will have “cause” to terminate your employment if it determines that you have violated Convergys’ Code of Business Conduct, have acted recklessly in the performance of your duties or have been convicted of a felony. Upon written notice to you, and for the purpose of investigating the possible existence of “cause,” Convergys may suspend you from your duties for up to 60 days with full pay and benefits. Such a suspension will not constitute a “meaningful diminution in your responsibilities or position” under paragraph 8.

8.	In the event of a Change-In-Control (as defined in Convergys’ long term incentive plan) that results, within two years of the date of such Change-in-Control, in your involuntary termination or voluntary termination because of a (i) reduction in your compensation, (ii) meaningful diminution in your responsibilities or position with Convergys, or (iii) requirement that you relocate more than 50 miles from your employment location immediately prior to the Change-in-Control, the terms of this Employment Offer will automatically terminate and you will be provided with severance and benefits as follows: the same severance and benefits listed above in paragraph 7 except for a period of 36 months and, if the present value of all payments, benefits and accelerated vesting of benefits or awards that you receive pursuant to this Employment Offer or otherwise from Convergys constitutes a “parachute payment” as defined in Section 280G(b)(2) of the Internal Revenue Code, and such parachute payment exceeds the limitation under Section 280G (i.e., 3 times the base amount, (as defined in Section 280G(b)(3)) by more than 15%, an amount equal to the excise tax imposed under Section 4999 of the Code, including any interest or penalties with respect to such excise tax, which amount will be grossed-up to cover the taxes applicable to such payment, excluding any income taxes and penalties imposed pursuant to Section 409A of the Code. Such amount will be paid at the same time the severance benefits payable in cash under this Employment Offer are paid but in no event later than the year next following the year in which you remit such excise taxes to the taxing authority.

Convergys Corporation

Confidential and Proprietary

Notwithstanding the foregoing, if the present value of all payments, benefits and accelerated vesting of benefits or awards that you receive pursuant to this Employment Offer or otherwise from Convergys constitutes a “parachute payment” as defined in Section 280G(b)(2) and such parachute payment does not exceed the limitation under Section 280G by more than 15%, the amount of the cash payment you are otherwise entitled to receive under the terms of this Employment Offer will be reduced to an amount that does not exceed the 280G limitation (but not below zero).

Eligibility for such severance and benefits will require your execution of a comprehensive Severance Agreement and Release of All Claims prepared by the successor. All severance and benefits will be subject to applicable tax withholding and reporting.

9.	You agree to give Convergys 60 days’ advance, written notice of your decision to resign and 6 months’ advance, written notice of your decision to retire (if eligible). You and Convergys may mutually agree to a greater or shorter period. The terms of this Employment Offer will terminate automatically effective as of your date of resignation or retirement.

10.	You agree to execute, simultaneously with the execution of this letter, Convergys’ current Non-Disclosure and Non-Competition Agreement for Directors and Above, which, among other things, restricts you from engaging in any activity in competition with Convergys for a two-year period following your termination for any reason.

11.	Except for issues pertaining to your Non-Disclosure and Non-Competition Agreement, any disputes between you and Convergys or its officers or agents regarding termination, change in position, an intentional tort, or harassment, retaliation, or discrimination based on local, state, or federal law will be subject to confidential, final and binding arbitration in Cincinnati, Ohio in accordance with the Federal Arbitration Act and/or applicable Ohio law and, to the extent not specified here, AAA rules. You and Convergys waive our rights to a judge or jury trial in court, although you are permitted to file a charge with, and/or assist, an administrative agency like the Equal Employment Opportunity Commission. A claim must be made within six months of a party’s knowledge of the disputed matter or it is waived, and remedies are actual, compensatory, liquidated, and punitive damages, and attorney fees, but do not include reinstatement or promotion (for which front pay may be awarded instead). Convergys will pay the arbitrator’s fees and expenses, but each party is responsible for their attorneys’ fees, costs of witnesses, and evidence. Each side will limit discovery to two depositions, except that the arbitrator may permit additional discovery. Judgment upon the arbitration award may be entered in state or federal court. A termination or expiration of the terms of this Employment Offer will not affect the rights and obligations of the parties under this paragraph 11, the terms of which will survive termination and/or expiration of this Employment Offer.

It is understood and agreed by the parties that prior to the expiration of the terms of this Employment Offer, the Compensation and Benefits Committee will establish and adopt a market-competitive policy providing for severance payments and benefits to be paid to each Executive Committee member in the event of a Change-in-Control and/or a termination without cause.

Convergys Corporation

Confidential and Proprietary

Your employment will be governed by Ohio law. If you are a “specified employee” (within the meaning of Section 409A) at the time of your termination and to the extent that any amounts payable or other benefits receivable by you pursuant to this Employment Offer provide for a “deferral of compensation” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”), then, notwithstanding anything to the contrary in this Agreement, such payment or benefits will be provided, to the extent necessary to comply with Section 409A, no earlier than the first business day following the six month anniversary of your termination. In determining whether a termination of employment has occurred for purposes of applying the terms of this Employment Offer, the provisions of Section 409A and the regulations issued thereunder will control.

Please indicate your acceptance of these terms by signing below and returning a copy to me by August 31, 2007.

By accepting these terms with the signatures below, you and Convergys are voluntarily agreeing to immediately terminate your Employment Agreement originally dated November 13, 2003 (including any subsequent updates or modifications to that Agreement) (“Employment Agreement”), to void the Employment Agreement, and to waive all rights, claims, or benefits under the Employment Agreement. You also agree the consideration provided to you under this Employment Offer is adequate for your waiver of all rights under the Employment Agreement. Both you and Convergys have had sufficient time to review and consider this letter before signing below.

Sincerely,

/s/ David F. Dougherty
David F. Dougherty President & CEO

Acceptance:

/s/ Earl C. Shanks	August 24, 2007
Earl C. Shanks	Date

Convergys Corporation

Confidential and Proprietary